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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                              (Amendment No. 1 )*


                                MDT CORPORATION
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   552687105
                                 (CUSIP Number)

                               Lorraine J. Koeper
                       Vice President and General Counsel
                            Heartland Advisors, Inc.
                            790 N. Milwaukee Street
                             Milwaukee,  WI  53202
                                  414-347-7777
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                                 July 11, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box  [    ].

Check the following box if a fee is being paid with this statement [    ].  (A
fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 552687105                  13D



1.  NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                HEARTLAND ADVISORS, INC.
                #39-1078128

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                (a)  [      ]
                                                (b)  [      ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS  (See Instructions)
        00 - Funds of investment advisory clients

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                [      ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                WISCONSIN, U.S.A.


                        7.  SOLE VOTING POWER

     NUMBER OF              1,077,400
      SHARES
   BENEFICIALLY         8.  SHARED VOTING POWER
     OWNED BY           None
       EACH
     REPORTING          9.  SOLE DISPOSITIVE POWER
      PERSON
       WITH                  1,313,500

                        10.  SHARED DISPOSITIVE POWER
                        None


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,313,500

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions).


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        19.4%

14.  TYPE OF REPORTING PERSON (See Instructions)
                IA


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CUSIP No. 552687105                  13D

Item 1.   Security and Issuer.

     This statement relates to the shares of the common stock, $1.25 par value per share, of MDT Corporation (the "Shares"), a Delaware Corporation (the "Company"). The principal executive offices of the Company are located at
Stratford Hall, Suite 200, 1009 Slater Road, Morrisville,  NC   27560.

Item 4. Purpose of Transaction.

     The purpose of Heartland Advisors, Inc. ("HAI") in having the Heartland Value Fund and private investment advisory clients (the "Accounts") purchase Shares was to acquire on equity interest in the Company in pursuit of specified investment objectives established by the Board of Directors of Heartland Group and by the advisory clients for the Accounts.

     In connection with the Company's announced proposed transaction in which it is to be acquired by Getinge Industrier AB (publ) (the "Proposed Transaction"), HAI has advised Getinge that it believes that a fair purchase price for the Company is at least $5.50 per share and that if a tender offer were to be made at that price, assuming the absence of a more favorable offer, HAI would consider it in the best interests of its advisory clients to tender the Shares held by the Heartland Fund and the Accounts.

     Representatives of HAI may contact other shareholders regarding the Proposed Transaction. In addition, representatives of HAI may be in contact with other unaffiliated parties who may express interest in the Company; HAI will refer any such parties to the Company and/or its investment adviser.

     As permitted by law, HAI may purchase additional Shares or dispose of any or all of the Shares from time to time in the open market, in privately negotiated transactions, or otherwise, depending upon future evaluations of the prospects of the Company and upon other developments, including general economic and stock market conditions.

     Except as set forth herein, HAI has no present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, or sale or transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure,
(iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming delisted, unauthorized for quotation, or eligible for termination of registration pursuant to Section 12 (g) (4) of the Securities Exchange Act of 1934.

Item 7. Material to be Filed as Exhibits.

     (a) Letter, dated July 11, 1996, from Heartland Advisors, Inc. To Mr. Carl Bennet of Getinge Industrier
                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:   July 15, 1996
                        HEARTLAND ADVISORS, INC.

                        By:    PATRICK J. RETZER
                                Patrick J. Retzer
                                Vice President/Treasurer
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                                 EXHIBIT INDEX



Exhibit
Number                      Exhibit Name
- -------                     ------------

 (a) 1 Letter, dated July 11, 1996, from Heartland Advisors, Inc. To Mr. Carl Bennet of Getinge Industrier







































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                                                                  EXHIBIT (a)(1)
                       [HEARTLAND ADVISORS LETTERHEAD]







July 11, 1996






Mr. Carl Bennet
Getinge Industrier
Getinge, Sweden



Dear Mr. Bennet:

As we have discussed, we believe that a fair purchase price for MDT Corporation is at least $5.50 per share. If a tender offer were to be made at this price, assuming the absence of a more favorable offer, we would consider it in the best interests of our accounts to tender the shares of MDT Corporation.




ERIC J. MILLER
Eric J. Miller
Portfolio Manager